[CONSECO LETTERHEAD]
November 6, 2009
VIA EDGAR

Re:	Conseco, Inc. — Schedule TO-I, Filed on October 15, 2009, File No.: 005-79240
David L. Orlic
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Orlic:
     Conseco, Inc. (the “Company”) is writing to provide two supplemental responses to the responses it set forth in its letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 30, 2009 responding to comments set forth in the comment letter of the Staff dated October 27, 2009 (the “comment letter”) relating to the above-referenced Schedule TO filed on October 15, 2009, as amended by Amendment No. 1 filed on October 19, 2009 (the “Schedule TO”), in connection with the Company’s tender offer (the “Tender Offer”) for any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”). On October 30, 2009, in conjunction with the response letter to the Staff on such date, the Company filed Amendment No. 2 to the Schedule TO. The Company has prepared these supplemental responses at the request of the Staff pursuant to telephonic discussions between the Staff and Simpson Thacher & Bartlett LLP, the Company’s counsel, on November 3 and 4, 2009.

Schedule TO-I General
1.	Please tell us what consideration you gave to including Paulson as an offeror or bidder. We note that the private placements of common stock, warrants and debentures to Paulson are conditioned on consummation of your offer. Please refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) in your analysis as to whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.
Supplemental Response:
     As set forth in the initial response letter, the Company respectfully submits that Paulson should not be deemed a co-offeror or a bidder in the Tender Offer, notwithstanding the cross conditionality of the closing of the private placement to Paulson of 16.4 million shares of common stock and warrants to purchase 5.0 million shares of common stock, the first closing of the 7.0% Convertible Senior Debentures due 2016 (the “New Debentures”) and the settlement of the Tender Offer, and the fact that Paulson has agreed to purchase approximately 68% of the New Debentures, the net proceeds of which will be used to pay a substantial portion of the consideration in the Tender Offer.
     The Tender Offer was initiated by the Company in order to address the going concern issues arising from the right of the holders of the Debentures to require the Company to repurchase the Debentures at a price in cash equal to the principal amount, plus accrued and unpaid interest, on September 30, 2010. As disclosed in detail in the Company’s Form 10-Q for the quarter ended June 30, 2009, this repurchase right had created a significant liquidity concern for the Company, and the Company’s ability to address this liquidity concern by refinancing the Debentures was significantly restricted by the provisions of the Company’s Second Amended and Restated Credit Agreement, dated October 10, 2006, as amended on June 12, 2007 and March 30, 2009 (the “Credit Agreement”).
     Specifically, under the terms of the Credit Agreement, the Company is not allowed to use cash sourced from divestitures or reinsurance transactions to fund the repurchase of the Debentures, which left new financing as the only viable alternative to the Company to address the expected exercise by the holders of the Debentures of their put right. Any equity financing in an amount sufficient to refinance the Debentures was not available to the Company, given that the mandatory prepayment terms of the Credit Agreement require that 50% of equity proceeds be used to repay indebtedness under the Credit Agreement and that an offering of that magnitude, if the equity markets would even support such an offering given the Company’s market capitalization, would eliminate the Company’s ability to use a substantial portion of its net operating loss carryforwards. With respect to debt financings, under the Credit Agreement, the Company had only one viable basket available to raise debt (solely for the purposes of prepaying or purchasing the Debentures), the cash proceeds of which could be used to refinance the Debentures. That debt basket set forth seven specified conditions that the new debt had to satisfy to be permitted under the Credit Agreement, including, among others, that (i) the maturity date of the new debt had to be not less than one year later than the maturity date under the Credit Agreement; (ii) the amount of cash interest payable annually on the new debt could not exceed twice the amount of the cash interest payable annually on the Debentures (the “interest condition”); (iii) the covenants and events of default under the new debt could not be more restrictive taken as a whole to the Company than those contained in the Credit Agreement (the “event of default condition”); and (iv) the new debt could not include a put date prior to one year following the maturity date under the Credit Agreement (the “put condition”).
     Consequently, many of the terms of the New Debentures were structured specifically to comply with the requirements of that debt basket. For example, as a result of the interest condition, the interest rate could not exceed 7.0%. Therefore, the Company set the interest rate at 7.0% and, given the Company’s non-investment grade ratings, agreed to a conversion premium that is lower than is typically used; specifically, the New Debentures offered a premium of approximately 10%, while a premium of 20-25% is typical. Similarly, the Company was required to structure certain of the terms of the New Debentures in a manner atypical for convertible notes. For example, the New Debentures do not contain a fundamental change put, which is included in substantially all convertible notes but not permissible in the New Debentures as a result of the put condition; the Company instead provided that a change of control (as defined in the New Debentures) constitutes an event of default, which is potentially more detrimental to the Company but permitted under the event of default condition. In addition, the definition of change of control used in the New Debentures is more narrow than is typical because the Company structured it to generally mirror the Credit Agreement in order for the change of control event of default to be permissible under the Credit Agreement. Furthermore, certain events of default that would be typically included in a convertible note were not included in the New Debentures because they would have exceeded the parameters of the event of default condition. Similarly, a greater percentage of the aggregate principal amount is required to declare the principal amount of the New Debentures to be due and payable upon an event of default than is typical; specifically, the New Debentures require more than 50% while the majority of convertible notes require only 25%. Finally, the Company structured the closing of the offering of the New Debentures to contemplate multiple closings on dates that are currently undeterminable and potentially as late as 12 months following the offering in order to comply with the interest condition and because the issuance of new debt is permitted solely for prepayments and purchases of the Debentures.
     The offering of the New Debentures was an offering made pursuant to Rule 144A of the Securities Act of 1933 conducted by Morgan Stanley & Co. Incorporated, as the initial purchaser. Morgan Stanley has advised the Company that it marketed the New Debentures to multiple potential purchasers, including Paulson. While the Company has been informed by Morgan Stanley that two investment funds1 managed by Paulson have agreed with Morgan Stanley to purchase up to $200 million aggregate principal amount of New Debentures, the Company has also been informed by

 1 We were recently informed by the initial purchaser that two Paulson funds (not four funds) purchased New Debentures. The Company will correct the reference to “four” investment funds in Amendment No. 2 to the Schedule TO to “two” investment funds in the upcoming amendment to the Schedule TO.

Morgan Stanley that as of October 16, 2009, eleven other investors (four of which were controlled by two fund managers) had agreed with Morgan Stanley to purchase up to the remaining $93 million aggregate principal amount of New Debentures. Furthermore, while Paulson had expressed an interest to Morgan Stanley in potentially purchasing New Debentures in the offering, Paulson had not agreed prior to the offering to purchase any New Debentures in the offering.
     Finally, while the closing of Paulson’s purchase of 16.4 million shares of common stock and warrants to purchase 5.0 million shares of common stock is conditioned upon the first closing of the offering of New Debentures and the settlement of the Tender Offer, that condition does not include a minimum aggregate principal amount of Debentures that must be purchased in the Tender Offer.
Purpose of the Offer, page 14
7.	Please tell us, with a view toward disclosure in your offering document, the level of participation in the tender offer that would be required in order to enable you to reach the conclusion that substantial doubt does not exist regarding your ability to continue as a going concern as a direct result of the repurchase right under the debentures, without regard to the risk-based capital ratio and statutory capital and surplus covenants in the Credit Agreement.
Supplemental Response:
     At the Staff’s request, the Company will include disclosure in an amendment to the Schedule TO (“Amendment No. 3”), which Amendment the Company currently intends to file in connection with the filing of its Form 10-Q for the quarter ended September 30, 2009, stating that there is no specific level of participation in the Tender Offer that would enable the Company to conclude that substantial doubt does or does not exist regarding the Company’s ability to continue as a going concern. As disclosed in the Offer to Purchase and noted in the Company’s initial response letter, the assessment by the Company in connection with its preparation of its unaudited quarterly financial statements and/or the assessment by the Company’s independent registered public accountants in connection with the Company’s preparation of its audited annual financial statements requires a complex, multifaceted analysis of a multitude of factors, and, accordingly, it is not possible for the Company to separately analyze any of the factors taken into consideration in making its determination regarding its ability to continue as a going concern.
Closing Comments
     The Company hereby confirms that it acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *
          Please call Roxane Reardon (212-455-2758) or Gary Horowitz (212-455-7113) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,
/s/ Karl W. Kindig
Karl W. Kindig

cc:	C. James Prieur Edward J. Bonach Gary I. Horowitz Roxane F. Reardon